Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
March 16, 2011
Justin Dobbie
John Stickel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Partners, LP Amendment No. 1 to the Registration Statement on Form S-1 File No.: 333-171270
Dear Mr. Dobbie and Mr. Stickel:
     This letter sets forth the response of CVR Partners, LP (the “Partnership” or “CVR”) to the comment letter, dated February 11, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to CVR’s Amendment No. 1 to the Registration Statement on Form S-1 filed on January 28, 2011 (the “Registration Statement”). This letter is being filed with Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier four courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.
General
1.	We note your response to our prior comment 4 and reissue in part. In your response, you support the statement that you have been the lowest cost producer and marketer of ammonia and UAN fertilizers in North America with estimates, averages and assumptions rather than actual cost information regarding your competitors. Please revise to characterize this as a statement of belief rather than fact.

Response:

The Partnership has revised the language cited above on pages 1, 67 and 93 of the Amended Registration Statement in response to the Staff’s comment.

2.	We note your response to our prior comment 6. Please confirm that you intend to submit the artwork for our review prior to distributing the preliminary prospectus.

Response:

The Partnership has included the artwork for the inside front and back covers in the Amended Registration Statement.
Our Competitive Strengths, page 2
3.	Refer to our previous comment 9. Please revise your presentation of net sales and cash available for distribution to a format similar to your presentation of EBITDA; that is, to the extent that you present EBITDA in a bar chart format, the corresponding net sales and cash available for distribution should also be in a similar bar chart format.

Response:

The Partnership has revised the price sensitivity disclosure on pages 2 and 94 to display the information in a tabular format. EBITDA, net sales and cash available for distribution are all displayed with equal prominence
4.	Also, in light of the actual amounts shown for 2009 and the last twelve months ended September 30, 2010, please expand the lower end of the table to show the illustrative EBITDA based on average plant gate prices per ton for UAN and ammonia of $125-175 and $250-350. respectively.

Response:

The Partnership has included information on Net Sales, EBITDA and Available Cash based on a UAN price of $150 and an ammonia price of $300 in response to the Staff’s comment. The Partnership notes that the actual price per ton for the year ended December 31, 2010 for ammonia and UAN was $179 and $361, respectively, an increase of $9 and $56, respectively, from the pricing as of the twelve months ended September 30, 2010 presented in Amendment No. 1.
September 2010 UAN Vessel Rupture, page 72
5.	We note your disclosure that repairs are expected to be substantially complete prior to the end of December 2010. Please revise to update accordingly.

Response:

The Partnership has updated the language referred to above on page 68 of the Amended Registration Statement to indicate that the repairs were substantially complete as of December 31, 2010.

Summary Compensation Table, page 121
6.	We note your response to our prior comment 36 and reissue. The annual cash bonuses provided for in each of the named executive officers’ employment agreements are based on individual and/or company performance criteria established for each fiscal year by the Compensation Committee and are targeted at a percentage of base salary. It appears, therefore, that the named executive officers are provided with a target bonus amount and performance criteria at the beginning of a fiscal year, the achievement of which results in the payment of an annual bonus. Please tell us why the annual bonus provisions in these employment agreements do not provide for compensation intended to serve as incentive for performance to occur over a specified period. In your response, please discuss the individual and/or company performance criteria that were established for the most recent fiscal year and how the Compensation Committee arrived at the specific bonus awards for each of the named executive officers.

Response:

The Partnership has considered the Staff’s response and maintains its position that annual cash bonuses paid to the named executive officers do not constitute awards pursuant to a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. Rather, such bonus awards are purely discretionary.

Employment agreements for each of the named executive officers provide that the executive is eligible to receive an annual cash bonus with a target bonus equal to a specified percentage of the relevant executive’s annual base salary. Under the employment agreements in effect during 2010, the 2010 target bonuses were the following percentages of salary for the named executive officers: Mr. Lipinski (250%), Mr. Morgan (120%), Mr. Vick (80%), Mr. Riemann (200%) and Mr. Gross (90%). These levels were in correlation with the findings and recommendations by Longnecker & Associates, an independent compensation consultant engaged by the compensation committee, based upon review of CVR Energy’s peer group, and companies of similar size and other relevant market information in order to balance the overall 2010 total salary and bonus levels.

Historically, including with respect to 2010 bonuses, no specific Company or individual performance criteria have been established or communicated to the named executive officers at the beginning of the performance period. Because no performance criteria have been established at such time, the annual bonus component of the named executive officers’ compensation has not been intended to serve as an incentive to achieve particular performance objectives over a specified period. Rather, CVR Energy, Inc.’s compensation committee has determined, at a compensation committee meeting typically occurring during November of the relevant performance year, the amount of annual bonuses to be paid to the named executive officers. CVR Energy’s compensation committee has considered various factors with respect to Company performance and/or individual performance, none of which have been established in advance. The committee has not been required to consider any particular factors in determining bonuses and has considered various factors, each of which has been subjectively considered. At its discretion, CVR Energy’s compensation committee has determined that bonuses may be paid in an amount equal to the target percentage, less than the target percentage or greater than the target percentage (or not at all), regardless of the achievement of any factor relating to individual and/or company performance.
In November 2010, CVR Energy’s compensation committee met to determine the amount of bonuses to be paid to the named executive officers in respect of 2010. In making its determinations, CVR Energy’s compensation committee considered peer group information provided by Longnecker, as well as company performance and each individual named executive officer’s performance during 2010. With respect to company performance, CVR Energy’s compensation committee reviewed various general factors associated with the Company’s performance, such as overall operational performance, financial performance and factors affecting shareholder value, including growth initiatives.

Specific items that were considered with respect to the individual performance of the named executive officers during 2010 are as follows.
•	John J. Lipinski demonstrated leadership and the capacity to perform well in the challenging economic environment, leading the company to emerge with a projected profitable year based upon nine months results despite a first quarter that was challenging industry-wide. In addition, Mr. Lipinski contributed to an overall improved and strengthened balance sheet, improvement of the company’s capital structure and enhancement and increased capacity of the crude gathering business. Mr. Lipinski also provided direction and leadership to CVR Energy generally and to the core management team, which leadership generated operational achievements and record operating performance levels of the refinery during the first ten months of the year with decreased operating costs resulting from increased efficiencies.
•	Edward A. Morgan demonstrated leadership in the finance and accounting organization and contributed to the company’s successful capital restructuring with the completion of credit facility amendments and the issuance of senior notes. Mr. Morgan also contributed to an improved and strengthened balance sheet, with a focus on financing alternatives and the development and enhancement of internal audit in-house resources.
•	Kevan A. Vick demonstrated leadership within the fertilizer business that contributed to the overall strong performance of the facility, contributed to the completion of a successful major scheduled turnaround with no unexpected increased costs, and provided leadership and direction to the fertilizer team for an effective response to the rupture of a high-pressure UAN vessel resulting in a safe and prompt reopening of the facility.

•	Stanley A. Riemann provided leadership and support to the fertilizer business during its response to the rupture of a high-pressure UAN vessel and provided direction. Mr. Riemann also provided leadership at the refinery that led to the refining assets being operated at a high degree of reliability, thereby generating record levels of operating performance. Mr. Riemann also contributed to reduction and efficiencies in the cost and capital spend program. Additionally, Mr. Riemann’s leadership and direction resulted in continued favorable safety records for both the refinery and the fertilizer facility.
•	Edmund S. Gross effectively led CVR Energy’s legal department. In addition, he managed significant litigation matters for both the Company as well as the refining and fertilizer businesses. Not only has Mr. Gross been involved in litigation matters, but he has also been directly involved in the successful negotiation of significant commercial contracts for both the refining and fertilizer businesses.

The Partnership is cognizant of its disclosure obligations under Item 402(b)(2)(v) of Regulation S-K and, should CVR Energy’s compensation committee determine annual bonuses by reference to financial performance or any other performance measure in the future, it will provide responsive disclosure.
Financial Statements General
7.	Refer to our previous comment 41. As you have significant supply agreements with CVR Energy, in particular the pet coke supply agreement, and you recognize CVR Energy as a related party, it appears there are material transactions which should be presented as related party items on your income statement and statement of cash flows in addition to your balance sheet, as required by Rule 4-08(k) of Regulation S-X. Please revise or tell us why such revision is not appropriate.

Response:

The Partnership has updated the financial statements for the year ended December 31, 2010 included in the Registration Statement to reflect further disclosure of related party transactions on the face of its balance sheets, statements of operations, statements of partners’ capital, and statements of cash flows. Specifically, related party transaction disclosure was set forth in the following line items on the financial statements:

Consolidated Balance Sheets, page F-2: (1) prepaid expenses and other current assets — due from affiliates and (2) accounts payable — due to affiliates.

Consolidated Statements of Operations, page F-3 (and Forecasted Available Cash, page 58): (1) cost of product sold purchased from affiliates, (2) direct operating expenses purchased or allocated from affiliates and (3) selling, general and administrative expense incurred from affiliates.

Consolidated Statements of Partners’ Capital, page F-4: (1) designation of share-based compensation expense allocated from affiliates.

Consolidated Statements of Cash Flows, page F-5: (1) designation of share-based compensation expense allocated from affiliates.

The Partnership also has maintained the comprehensive footnote disclosure of all related party transactions. The Partnership believes that there are no other related party transactions that would warrant disclosure on the face of the financials, as the footnote disclosure reflects the specific detail within each line item of the face of the financial statements that included related party transactions. All material related party transactions are reflected on the face of the financial statements with full transparency in the footnotes.
Consolidated Statements of Operations, page F-3
8.	We note your response to our previous comment 46 characterizes the shared services agreements (excluding the hydrogen agreement) as reimbursements. Please tell us why you have not recorded them in accordance with FASB ASC 605-45-45-23, which indicates that reimbursements received for out-of-pocket expenses incurred shall be characterized as revenue in the income statement, with the expenses characterized as direct operating expenses, or revise to include the reimbursement as revenue and the cost as a direct operating expense. Please note that Rule 4-08(k) of Regulation S-X requiring these amounts to be identified as related party items should be considered in this revision.

Response:

The Partnership acknowledges and understands the Staff’s comment, but believes the gross amounts associated with the reimbursements is immaterial and that the footnote disclosure associated with these related party transactions is appropriate. Below is a table that reflects the nominal amounts of reimbursements or paid amounts for steam, nitrogen, and instrument air for the 2010, 2009 and 2008 fiscal years.

	2010			2009			2008
	(in thousands)			(in thousands)			(in thousands)
			Net			Net			Net
			Reimbursed/			Reimbursed/			Reimbursed/
	Revenue	Expense	(Paid)	Revenue	Expense	(Paid)	Revenue	Expense	(Paid)
High-pressure steam	$91	$(176)	$(85)	$261	$(46)	$215	$260	$(443)	$(183)
Nitrogen	$768	$—	$768	$753	$—	$753	$1,030	$—	$1,030
Instrument Air	$—	$—	$—	$—	$—	$—	$248	$(7)	$241

The Partnership does not receive a margin associated with the provision of these items to the related party, nor does the Partnership view steam, nitrogen or instrument air as products that are held for sale. While the Partnership believes that the footnote disclosure is appropriate, to further enhance and ensure full transparency of the footnote disclosure, the Partnership has revised the footnote disclosure for each of the items that had both paid and reimbursed amounts to indicate that the gross amounts associated with the paid or reimbursed costs are nominal on a gross basis. For those that only had reimbursed amounts and that were not netted with paid amounts, disclosure has been added as such in the footnotes. The Partnership will monitor all gross amounts on an ongoing basis for their level of materiality.
General
9.	Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X in your next amendment.

Response:

The Amended Registration Statement has been updated to include financial statements for the year ended December 31, 2010. The Partnership has included a new consent from KPMG LLP in the Amended Registration Statement.
     Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,
/s/ Michael A. Levitt

Michael A. Levitt

cc:	John J. Lipinski (CVR Partners, LP)
Edmund S. Gross (CVR Partners, LP)
Edward A. Morgan (CVR Partners, LP)
Susan M. Ball (CVR Partners, LP)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Michael Rosenwasser (Vinson & Elkins L.L.P.)
Ramey Layne (Vinson & Elkins L.L.P.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Michael O’Leary (Andrew Kurth LLP)